Purchase of The Goldman Sachs Group,
   Inc. through Goldman, Sachs & Co.
  Terms:
  Trade date:  8/1/00
  Shares:  2,800
  Price:  $99.75
  Transaction amount:  $279,300
  Syndicate Members:
  Goldman, Sachs & Co.
  Banc of America Securities LLC
  Bear, Stearns & Co. Inc.
  Chase Securities Inc.
  Credit Suisse First Boston Corp.
  Deutsche Bank Securities Inc.
  Donaldson, Lufkin & Jenrette Securities Corp.
  A.G. Edwards & Sons, Inc.
  FleetBoston Robertson Stephens Inc.
  Edward D. Jones & Co., L.P.
  Lehman Brothers Inc.
  Merrill Lynch, Pierce, Fenner & Smith Inc.
  J.P. Morgan Securities Inc.
  Morgan Stanley & Co. Inc.
  PaineWebber Inc.
  Prudential Securities Inc.
  Salomon Smith Barney Inc.
  It was determined that the transaction was
   done pursuant to the exemption provided by rule 10f-3 and in accordance with the Funds procedures.